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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                              TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))
                        SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    876664103
                      (CUSIP Number of Class of Securities)
                             James M. Barkley, Esq.
                           Simon Property Group, Inc.
                              National City Center
                           115 West Washington Street
                                  Suite 15 East
                             Indianapolis, IN 46024
                            Telephone: (317) 636-1600
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                                   ----------
                                   Copies to:
                             Steven A. Seidman, Esq.
                            Robert B. Stebbins, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                            Telephone: (212) 728-8000
                                   ----------
                            CALCULATION OF FILING FEE
================================================================================

      TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $1,119,305,574                                        $223,861.11
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $18.00, the per share tender offer price, by 62,183,643 shares of Common Stock, consisting of (i) 52,205,122 outstanding shares of Common Stock, (ii) 2,269 shares of Common Stock issuable upon conversion of 31,767,066 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,097,979 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 2,878,273 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $221,813.06 Filing Party: Simon Property Group, Inc. Form or Registration No.: Schedule TO Date Filed: December 5, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates.

     |X|  third-party tender offer subject to Rule 14d-1.

     |_|  issuer tender offer subject to Rule 13e-4.

     |_|  going-private transaction subject to Rule 13e-3.

     |_|  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================


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                                   SCHEDULE TO

                  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002 (the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $18.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 1 to the Schedule TO is being filed on behalf of the Purchaser and SPG Inc.

                  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

                  The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  On December 16, 2002, SPG Inc. and the Purchaser filed a preliminary solicitation statement under cover of Schedule 14A pursuant to the Securities Exchange Act of 1934, as amended (the "Preliminary Solicitation Statement") with the Commission relating to the solicitation of agent designations from the Company's shareholders in connection with the calling of a special meeting of the Company's shareholders. A copy of the Preliminary Solicitation Statement is filed herewith as Exhibit (a)(5)(B). The full text of a press release, dated December 16, 2002, issued by SPG Inc. with respect to the filing of the Preliminary Solicitation Statement is filed herewith as Exhibit
(a)(5)(C).

Item 11.  ADDITIONAL INFORMATION.

                  The Offer to Purchase is conditioned on, among other things, "the Purchaser being satisfied, in its sole discretion, that Chapter 7A of the MBCA (the "Michigan Business Combination Act") will not prohibit for any period of time, or impose any shareholder approval with respect to, the Proposed Merger or any other "Business Combination" (as defined in the Michigan Business Combination Act) involving the Company and the Purchaser or any other affiliate of SPG Inc." (such condition, the "Business Combination Condition"). In the
Schedule 14D-9 filed by the Company with the Commission on December 11, 2002 (the "Schedule 14D-9"), the Company disclosed that the requirements of the Michigan Business Combination Act do not currently apply to it. As a result, SPG Inc. and the Purchaser believe that, as of the current date, the Business Combination Condition is satisfied. Nonetheless, in the Schedule 14D-9 the Company indicated its belief that the Company may at any time opt into the Michigan Business Combination Act through further action by the Company Board. It is possible that, if the Company, through an action of the Company Board or otherwise, again becomes subject to the requirements of the Michigan Business Combination Act, the Business Combination Condition will need to be satisfied again, and continue to be satisfied, before the Offer can be consummated.

                  The Offer to Purchase also is conditioned on, among other things, "full voting rights for all Shares to be acquired by the Purchaser pursuant to the Offer having been approved by the Company's shareholders under Chapter 7B of the MBCA (the "Michigan Control Share Act") or the Purchaser being satisfied, in its sole discretion, that the Michigan Control Share Act is invalid or otherwise inapplicable to the Shares to be acquired by the Purchaser in the Offer" (such condition, the "Control Share Condition"). As reported in the Schedule 14D-9, on December 10, 2002, the Company Board amended the Company's By-Laws to opt out of the Michigan Control Share Act. Accordingly, SPG Inc. and the Purchaser believe that, as of the current date, the Control Share Condition has been satisfied. Notwithstanding the foregoing, SPG Inc. and the Purchaser believe there is a possibility that the Company could, through a further amendment to its By-laws, opt in to the Michigan Control Share Act. If the Company, through a further amendment to its By-laws or otherwise, again becomes subject to the requirements of the Michigan Control Share Act, the Control Share Condition will need to be satisfied again, and continue to be satisfied, before the Offer can be consummated.

Item 12. EXHIBITS.

(a)(5)(B) Preliminary Solicitation Statement in respect of Taubman Centers, Inc. filed by Simon Property Group, Inc. and Simon Property Acquisitions, Inc. on December 16, 2002.

(a)(5)(C) Press release issued by Simon Property Group, Inc., dated December 16, 2002

(a)(5)(D) Press release issued by Simon Property Group, Inc., dated December 11, 2002






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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of December 16, 2002 that the information set forth in this statement is true, complete and correct.


                                 SIMON PROPERTY GROUP, INC.

                                 By:    /s/ JAMES M. BARKLEY
                                        --------------------
                                        Name: James M. Barkley
                                        Title: Secretary and General Counsel


                                 SIMON PROPERTY ACQUISITIONS, INC.

                                 By:    /s/ JAMES M. BARKLEY
                                        --------------------
                                        Name: James M. Barkley
                                        Title: Secretary and Treasurer

                                  EXHIBIT INDEX


          EXHIBIT NO.                                   DESCRIPTION
          -----------                                   -----------
           (a)(5)(B) Preliminary Solicitation Statement in respect of Taubman Centers, Inc. filed by Simon Property Group, Inc. and Simon Property Acquisitions, Inc. on December 16, 2002.


           (a)(5)(C) Press release issued by Simon Property Group, Inc., dated December 16, 2002

           (a)(5)(D) Press release issued by Simon Property Group, Inc., dated December 11, 2002